Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

July 20, 2015

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 88

Nuveen Symphony Low Volatility Equity Portfolio, 3Q 2015

File Nos. 333-204804 and 811-22581

Dear Ms. Hui:

This letter is in response to your comment letter dated July 7, 2015 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 88, filed on June 8, 2015 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Symphony Low Volatility Equity Portfolio, 3Q 2015 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

1. The second sentence states that “[t]he Trust invests at least 80% of the value of its net assets in equity securities.” Disclose that the 80% test is based on net assets plus any borrowings for investment purposes. See Rule 35d-1 of the Investment Company Act of 1940.

Response: The sentence has been revised accordingly. “Under normal circumstances, the Trust invests at least 80% of the value of its total assets in equity securities.”

2. The second sentence of the second paragraph refers to “reduced downside capture.” Consider revising this phrase to avoid technical jargon.

Response: To avoid the use of technical jargon, the sentence has been revised accordingly. “The Trust seeks to achieve its objective by purchasing a portfolio of equity securities that the Sponsor and Symphony believe provide broad equity market exposure with reduced portfolio sensitivity to declines in equity market prices.”

3. The first paragraph on p. 3 states that “the Trust targets ‘predictive beta’…” Clarify what is mean by predictive beta.

Response: The following sentence has been added to the prospectus to help clarify the meaning of predictive beta. “Predictive beta is a statistical measure used to estimate the Trust’s price sensitivity compared to the general equity market by integrating current and projected fundamental information and historical price variability of each underlying holding in the portfolio.  The computation of predictive beta takes into account each holding’s size, yield, price-to-earnings ratio, and industry exposure, among other factors.”

Selection of Portfolio Securities (p. 3)

4. In the first sentence of the second paragraph, the Trust discloses that it “seeks to construct a conviction weighted portfolio…” Disclose what is meant by a “conviction weighted portfolio.”

Response: The sentence has been revised accordingly. “Through this stock selection process, the team seeks to design a portfolio with favorable risk-adjusted return potential and exposure to diverse sectors of the equity market. The team assigns a specific weight to each stock based upon its conviction of relative risk/reward potential and desired sector exposure.”

Principal Risks (p. 4)

5. Disclose the risks associated with investing in emerging markets.

Response: A description has been added in response to your comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren